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                               November 29, 2022

       Jake Noch
       Chief Executive Officer
       Music Licensing Inc.
       3811 Airport Pulling Road North, Suite 203
       Naples, FL 34105

                                                        Re: Music Licensing
Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed November 23,
2022
                                                            File No. 024-12048

       Dear Jake Noch:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A Filed November 23,
2022

       Plan of Distribution

   1. We note your disclosure on page 15 that shares in this offering are expected to be offered and sold directly by
you and your officers and employees. Please revise to clarify whether
                                                        Jake Noch, your Chief
Executive Officer, will be selling shares on behalf of the company in addition to selling
the shares owned by Jake P. Noch Family Office, LLC. If Jake Noch will be selling shares
on behalf of the company and himself, please discuss how he will determine whether to
sell shares on behalf of the company or his own account when presented with a
selling opportunity. Please also include a risk factor that discusses the material risks, if any,
associated with this arrangement. Additionally, we note your statement that the
"Selling Shareholder Shares will be sold ... at limit Prices not greater or less than 30% of the
aggregate offering price." Please note that Rule 251(d)(3)(ii)
                                                        prohibits at the market
offerings. Please revise to confirm that such shares will be sold at a fixed price.
 Jake Noch
FirstName LastNameJake   Noch
Music Licensing Inc.
Comapany 29,
November  NameMusic
              2022    Licensing Inc.
November
Page 2    29, 2022 Page 2
FirstName LastName
Use of Proceeds

2. Revise to remove the proceeds that will be received by the selling stockholder, as these proceeds will not be available for use by the company.
Interest of Management in Certain Transactions

3. We note that on on July 20, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from
         C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. We also note that on August 15,
         2022, Nuvus Gro closed a Share Exchange Agreement for 3,500,000,000 shares of Nuvus
         Gro with Pro Music Rights Inc. For each transaction, please clearly state the name of the person(s) involved and state his or her relationship to the issuer, the nature of the person(s) interest in the transaction and, where practicable, the value of each purchase and include any related risk factor disclosure. In this regard, revise to clearly state that the
         Share Exchange Agreement was effectuated pursuant to an agreement that was executed by the same individual controlling shareholder of both parties to the transaction, Jake
         Noch. State whether the value of the shares being offered by Mr. Noch exceeds the value he relinquished for such shares and, if so, quantify that value. Please refer to Form 1-A,
         Part II, Item 13(a). Please also include descriptions of the July 20, 2022 transaction and to the extent applicable, the transaction between C&S Advisors Inc. with Talari Industries
         LLC and Harvest Fund LLC in the Description of the Business on page
17. Please refer to
         Form 1-A, Part II, Item 7(a)(1)(vii).
Part F/S
Pro Music Rights, Inc. Financial Statements
Independent Auditors' Report

4. Your disclosure in Note 2 to the financial statements indicates that there is substantial doubt about your ability to continue as a going concern; however, your auditor report does not include an explanatory paragraph related to this matter. Please have your auditor explain how they applied generally accepted auditing standards in determining whether there was substantial doubt about your ability to continue as a going concern. To the extent they concluded that substantial doubt does exist, please have them amend their audit report to include an explanatory paragraph.
Note 3 - Accounts Receivable

5. We note your disclosure that all billings that did not meet the revenue recognition criteria were all recorded under deferred revenue. Please provide a robust description of the facts and circumstances whereby the billings were generated and provide the specific authoritative guidance you used in your determination that deferred revenue and the corresponding accounts receivable met the criteria under generally accepted accounting principles to be recorded in your financial statements.
 Jake Noch
Music Licensing Inc.
November 29, 2022
Page 3
Nuvus Gro Corp. Financial Statements
Independent Auditors' Report

6. Please have your independent auditor amend their audit reports for the years ended March
       31, 2022 and March 31, 2021 to include the audit report date in accordance with Article 2 of Regulation S-X. Refer to paragraph (c)(1)(iii) in Part F/S of Form
1-A.
7. Please have your auditor explain how they applied generally accepted auditing standards in determining whether there was substantial doubt about your ability to continue as a going concern. To the extent they concluded that substantial doubt does exist, please have them amend their audit report to include an explanatory paragraph.
General

8. Where you refer to the sale of shares in this offering by "selling shareholders," revise to clarify that you are referring to Mr. Jake Noch, your controlling shareholder and Chief
       Executive Officer. Also, tell us why the offer and sale of shares by Mr. Noch should not be treated as an indirect primary offering, such that Mr. Noch should be identified as an underwriter, considering he is offering for sale all of the shares he owns in the company, which represents almost all of the shares currently outstanding.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameJake Noch
                                                             Division of
Corporation Finance
Comapany NameMusic Licensing Inc.
                                                             Office of Trade &
Services
November 29, 2022 Page 3
cc:       Nick Antaki
FirstName LastName